Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2010	2009
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$44,171	$41,942

Interest and other debt expense	12,535	10,456

Interest portion of rental expense	79	97

Earnings before fixed charges	$56,785	$52,495

Fixed charges:

Interest and other debt expense	$12,535	$10,456

Interest portion of rental expense	79	97

Capitalized interest	121	221

Total fixed charges	$12,735	$10,774

Ratio of earnings to fixed charges	4.46	4.87